SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                            Report of Foreign Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934


                      For the month of: September 30, 2002


                         Commission File Number 0-18939


                             BERKLEY RESOURCES INC.
                               (Registrant's name)

                         455 Granville Street, Suite 400
                   Vancouver, British Columbia, Canada V6C 1T1
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes   [ ]          No   [ ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):





All reference to dollar or $ is in Canadian dollars unless otherwise stated.


                                                British Columbia Securities Commission
                                                           QUARTERLY REPORT
                                                             FORM 51-901F

ISSUER DETAILS:
NAME OF ISSUER                                          FOR QUARTER              DATE OF
                                                        ENDED                    REPORT

BERKLEY RESOURCES INC.                                  September 30, 2002       November 27, 2002

---------------------------------------------------------------------------------------------------

ISSUER ADDRESS:

Suite 400, 455 Granville Street, Vancouver, BC  V6C 1T1
---------------------------------------------------------------------------------------------------

CITY              PROVINCE               POSTAL      ISSUER FAX          ISSUER
                                         CODE        NO.                 TELEPHONE NO

Vancouver, British Columbia              V6C 1T1     (604) 682-3600      (604) 682-3701
---------------------------------------------------------------------------------------------------

CONTACT PERSON                        CONTACT'S POSITION                  CONTACT TELEPHONE NO.

J.Calvert                             Accountant                          (604) 682-3701

E-MAIL ADDRESS:                                                 WEB SITE ADDRESS

N/A                                                             N/A


CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.


--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                                          DATE SIGNED
Signed:
"ERNEST CALVERT"                                              02/11/27
--------------------------------------------------------------------------------

DIRECTOR'S SIGNATURE                                          DATE SIGNED
Signed:
"LOUIS WOLFIN"                                                02/11/27
--------------------------------------------------------------------------------


BERKLEY RESOURCES INC.
INTERIM BALANCE SHEET
September 30, 2002
(Unaudited - Prepared by Management)
----------------------------------------------------------------------------------------------------

                                     ASSETS

                                                             September 30,           December 31,
                                                                 2002                   2001
                                                            ----------------------------------------
                                                                  $                       $
Current Assets
     Cash                                                    1,018,683               1,070,023
     Accounts receivable                                       153,978                 133,726
                                                            ----------------------------------------
                                                             1,172,661                1,203,749

Oil and gas properties and equipment (Note 1)                  544,205                  542,193
Rental property                                              2,103,986                2,103,986
Computer technology (Note 2)                                    62,314
Other capital assets (Note 3)                                    4,260                    5,969
                                                            ----------------------------------------
                                                             3,887,426                3,855,897
                                                            ========================================

                                   LIABILITIES

Current Liabilities
     Accounts payable and accrued liabilities                  188,960                  126,094
Mortgage payable (Note 4)                                      701,173                  782,923
Future removal and site restoration                             53,300                   53,300
                                                            ----------------------------------------
                                                               943,433                  962,317
                                                            ----------------------------------------

                              SHAREHOLDERS' EQUITY

Capital stock (Note 5)                                       3,124,326                2,999,326
Contributed surplus                                             75,000                   75,000
Retained earnings                                             (255,333)                (180,746)
                                                            ----------------------------------------
                                                             2,943,993                2,893,580
                                                            ----------------------------------------
                                                             3,887,426                3,855,897
                                                            ========================================

On Behalf of the Board

Louis Wolfin

_____________________Director

Matt Wayrynen

_____________________Director


----------------------------------------------------------------------------------------------------------------
BERKLEY RESOURCES INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
(Unaudited - Prepared by Management)
----------------------------------------------------------------------------------------------------------------



                                                           3 Months                       9 Months ended
                                                         September 30,                     September 30,
                                                     2002             2001             2002             2001
                                                ----------------------------------------------------------------
                                                       $                $                $                $

REVENUE
     Oil and gas revenue, net of
       costs                                         16,295          176,369          139,502         217,380

     Interest income                                  6,500           22,441           17,055          44,486
     Rental income                                    2,142              374           10,576           4,596
                                                ----------------------------------------------------------------
                                                     24,987          199,184          167,133         266,462
ADMINISTRATIVE EXPENSES

     Accounting, administration
        and expenses                                 43,564           44,255           67,993          52,699
     Amortization                                       570            1,590            1,708           2,385
     Consulting and management
        fees                                         62,000           36,000           98,000          54,000
     Office and general                               6,594           29,104           21,135          35,350
     Professional fees                                4,537            8,073           22,283          14,773
     Transfer agent fees
     Wages                                                -           30,619           30,600          45,926
                                                ----------------------------------------------------------------
                                                    117,265          149,641          241,719         205,133

Net Income (loss) for the period                    (92,278)          49,543          (74,586)         61,329
                                                ----------------------------------------------------------------

Retained Earnings, beginning of
   period                                          (163,055)         123,616         (180,747)        111,830
                                                ----------------------------------------------------------------

Retained Earnings, end of period                   (255,333)         173,159         (255,333)        173,159
                                                ================================================================

Loss per share                                        (0.01)            0.01            (0.01)           0.01






----------------------------------------------------------------------------------------------------------------
BERKLEY RESOURCES INC.
INTERIM STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)
----------------------------------------------------------------------------------------------------------------

                                                           3 months                        9 months
                                                         September 30                     September 30
                                                     2002             2001             2002             2001
                                                ----------------------------------------------------------------
                                                       $                $                $                $
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES:
     Income for the period                          (92,278)          49,543          (74,586)         61,329
     Add: depreciation                                  570           49,590            1,708          74,385
                                                ----------------------------------------------------------------
                                                    (91,708)          99,133          (72,878)        135,714
CHANGES IN NON-CASH
   WORKING CAPITAL ITEMS                             32,084         (163,160)          46,244        (126,855)

FINANCING ACTIVITIES:
     Issue of capital stock for cash                      -                -          125,000         200,000

INVESTING ACTIVITIES:
     Purchase Computer technology                         -                -          (62,314)              -
     Purchase of 25% interest in
        building                                                    (441,776)                        (441,776)
     Expenditures on oil and gas
        properties                                        -           (2,515)          (5,642)        (39,142)
     Repayment of mortgage                          (26,646)         (33,618)         (81,750)        (49,520)
                                                ----------------------------------------------------------------


INCREASE (DECREASE) IN CASH                         (86,270)        (541,936)         (51,340)       (321,579)

CASH, BEGINNING OF PERIOD                         1,104,953        1,430,576        1,070,023       1,210,219
                                                ----------------------------------------------------------------

CASH, END OF PERIOD                               1,018,683          888,640        1,018,683         888,640
                                                ================================================================


----------------------------------------------------------------------------------------------------------------
BERKLEY RESOURCES INC.
NOTES TO THE FINANCIAL STATEMENTS
September 30, 2002
----------------------------------------------------------------------------------------------------------------

1.       Oil and gas properties and equipment

                                                                   September 30,        December 31
                                                                       2002                2001
                                                              --------------------------------------------------
                                                                         $                          $

     Oil and gas properties and equipment                            3,355,631                  3,353,620
         Less: Accumulated amortization and
         depletion                                                   2,811,427                  2,811,427

                                                             ---------------------------------------------------
                                                                       544,204                    542,193
                                                             ===================================================

2.       Computer Technology

         On September 20, 2002 Berkley Resources Inc., purchased all of the assets of Net Compliance Inc. for a total cost of $61,828 Cdn. from Washington, DC. Bankruptcy Court.

3.       Other Capital Assets

                                            Cost        Accumulated         September 30,       December 31,
                                                        amortization            2002                2001
                                                                                Net                 Net
                                         ---------------------------------------------------------------------
                                             $               $                   $                    $

   Computer equipment                      12,836          11,578              1,258                1,503
   Furniture, fixtures                      5,585           5,156                429                  561
   Truck                                   39,040          36,467              2,573                3,905
                                         ---------------------------------------------------------------------
                                           57,461          53,201              4,260                5,969
                                         =====================================================================

4.       Mortgage payable

         The bank loan is payable to the Canadian Imperial Bank of Commerce, bears interest at prime plus 0.50% per annum, is due on demand, however, the bank has agreed to accept monthly payments of $11,900 principal and interest, and is secured by a first mortgage over the rental property and an assignment of rents.

--------------------------------------------------------------------------------
BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


     4.  Mortgage payable, continued



         Mortgage payable is recorded as follows:



              Balance, December 31, 2001
                                                                  $ 782,923
                  Less:  payments
                                                                     81,750
                                                                -------------
              Balance, September 30, 2002
                                                                  $ 701,173
                                                                =============


5.       Share Capital


         Authorized:       20,000,000 common shares, without par value

         Issued:
                                             Number of              Amount
                                              Shares                ------
                                            ------------------------------------
                                                                      $

     Balance, December 31, 2001               5,795,934             2,999,326
     Issued in the period for cash              500,000               125,000
                                            ------------------------------------
                                              6,295,934             3,124,326
                                            ====================================

         During the period 125,000 warrants were exercised at $0.25 per share for proceeds of $500,000. At the balance sheet date 500,000 warrants remain outstanding exercisable at $.25 per share.

6.       Related Party Transactions

         In addition to amounts disclosed elsewhere in the financial statements, the financial statements include the following transaction with related parties. Accounting, administrative and premises includes $35,250 paid to a private company managed by a Director and consulting and management expense includes $47,000 paid to companies controlled by Directors.

                     British Columbia Securities Commission
                                QUARTERLY REPORT
                                  FORM 51-901F

ISSUER DETAILS:
NAME OF ISSUER                         FOR QUARTER             DATE OF
                                       ENDED                   REPORT

BERKLEY RESOURCES INC.                 September 30, 2002      November 27, 2002

--------------------------------------------------------------------------------

ISSUER ADDRESS:

Suite 400, 455 Granville Street, Vancouver, BC  V6C 1T1
--------------------------------------------------------------------------------

CITY       PROVINCE             POSTAL     ISSUER FAX         ISSUER
                                CODE       NO.                TELEPHONE NO


Vancouver, British Columbia     V6C 1T1    (604) 682-3600     (604) 682-3701
--------------------------------------------------------------------------------

CONTACT PERSON             CONTACT'S POSITION           CONTACT TELEPHONE NO.


J.Calvert                  Accountant                   (604) 682-3701

E-MAIL ADDRESS:                                     WEB SITE ADDRESS

N/A                                                 N/A


CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.


--------------------------------------------------------------------------------
DIRECTOR'S SIGNATURE                                      DATE SIGNED
Signed:
"ERNEST CALVERT"                                          02/11/27
--------------------------------------------------------------------------------

DIRECTOR'S SIGNATURE                                      DATE SIGNED
Signed:
"LOUIS WOLFIN"                                            02/11/27
--------------------------------------------------------------------------------

                             BERKLEY RESOURCES INC.
                                  SCHEDULE "B"
                            SUPPLEMENTARY INFORMATION



1.       Analysis of expenses

         a)   General and administrative costs

              Administration and accounting                 $  67,993
              Consulting and management                        98,000
              Wages                                            30,600
              Office and general                               22,843
              Professional fees                                22,283
                                                            ---------
                                                              241,719

2.       Options Outstanding               457,500 @ $.34 expiry April 25, 2005

3.       Shares in Escrow                      Nil

4.       List of Directors and Officers as at September 30, 2002

                Matt Wayrynen              Director & President
                Louis Wolfin               Director & Secretary
                Lloyd Andrews              Director
                Murray Sinclair            Director
                Brian Bayley               Director

                             BERKLEY RESOURCES INC.

                                  SCHEDULE "C"

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                     For the period ended September 30, 2002


Description of Business

The Company is in the business of participating in approximately 50 oil and gas wells in Alberta with interests ranging from 0.03 of 1% to 50%. The company owns a 100% interest in office space in Vancouver, BC in which a Director pays office rent to the Company. The Company is expanding its interests by purchasing the assets of NetCompliance Inc. which was formed in September 1998 to utilize the efficiencies of the Internet to deliver cost-effective, timely and customized compliance solutions to Industry and governments. NetCompliance's vision was to use its eComplytm technology platform to capture the expertise and knowledge of traditional consultants, to place that information into individual compliance and training modules, and to then use client data to intelligently market compliance-related products in a customized manner. Specifically, NetCompliance was positioned to provide compliance services over the Internet by utilizing the eComplytm technology platform to:

    1. Act as a compliance application services provider (ASP) to large business and governmental regulators.
    2. Provide compliance modules that can be integrated with web-based enterprise resource planning (ERP) and supply chain management (SCM) solutions.
    3. Provide compliance content in the form of customized corporate compliance center portals.
    4. Provide compliance enabling solutions to the multitude of digital marketplaces.

The third quarter 2002 saw the oil and gas industry work through weak natural gas prices, which, fortunately, were offset by strong oil prices. West Texas Intermediate (WTI) closed September 30, 2002 at U.S. $30.45 per barrel, well ahead of the generally accepted benchmark price of U.S. $25.00. The premium over benchmark is mostly attributed to Middle-East issues; however, more and more the U.S. $25.00/barrel benchmark price is being seen as the floor price as overall world demand continues to rise. Natural gas prices have clawed their way up to Cdn $5.00 per thousand cubic feet (mcf) at September 30, 2002 from $2.54 at June 30, 2002. More and more the markets seem willing to set aside the Enron debacle and the September 11, 2001 tragedy and again pay full value for natural gas which based on U.s. $25.00/barrel for oil should be between Cdn. $4.00 and $5.00 per mcf.

The news media keeps the Kyoto issue as a high profile item for the oil and gas industry. Certainly it will delay decisions on large-scale projects such as new oil sands development and off shore east coast investment, however it does not seem to have the same intimidating effect on the conventional segment of the Industry. Perhaps when the implementation details are better known, some of Industry's apprehension will be allayed, however for the present, the fact that the United States has rejected signing the Kyoto protocol, gives the industry in Canada good cause for concern when making investment decisions relating to large, long term projects.

Within the conventional segment of the oil and gas industry, Income Trust Funds continue to dominate the purchase and sale markets of on-line production. It remains unclear how the Unit holders of these Income Trust Funds will (or will not) recycle their net proceeds back into the oil and gas industry. To this point in time, these monies do not seem to be available for reinvestment to develop new reserves or to replace production. This `harvesting' process is causing a shortage of new capital for full cycle operators. These operators will have to either find new sources of capital or risk falling prey to tax-preferred Income Trusts themselves.

The Company continues to evaluate and deal with its smaller holdings while at the same time involve itself in larger and more opportune projects. Suncor Energy Inc. has taken on the lead role in our joint attempt to farm out the Sturgeon Lake Leduc (D-3) prospect. Berkley's pre-farm-out interest is 27.50% W.I. Other high-opportunity projects are being pursued. These will be developed through incremental investment with the expectation of including partners which significant investment is needed.

The oil and gas industry will learn to work with Income Trust Funds. It will also learn to work around the Kyoto Protocol provided the Federal Government does not become overly prescriptive at the outset. The objectives of Kyoto are accepted by industry, however the details for implementation have the potential to make the process troublesome even for small operators.

Results of Operations

The Company's balance sheet as at September 30, 2002 as compared to December 31, 2001 reflects its expenditures on oil and gas properties and equipment for the period ended September 30, 2002 and the results from its operations for fiscal year December 31, 2001. Overall, total assets decreased by $31,529 and total liabilities decreased by $18,884. The company's working capital decreased from $241,432 at December 31, 2001 to $229,228 at September 30, 2002.

Revenues

Net oil and gas revenues decreased by $78,000 from September 30, 2001 figure of $217,380 to September 30, 2002 of $139,502. Of the gross revenues of $296,717, the Company received more than 90% of its income from five major properties: (i) $73,069 from the John Lake leases ($246,913 September 30, 2001); (ii) $86,297 from the Skiff leases ($104,590 September 30, 2001); (iii) $29,097 from the Zama/Virgo leases ($36,010 September 30, 2001); (iv) $66,043 from the Halkirk leases ($36,676 September 30, 2001); and (v) $34,616 from the Carbon leases ($63,676 September 30, 2001).

Oil revenues decreased by $167,745 from September 30, 2001 to September 30, 2002 and natural gas decreased by $43,784 from September 30, 2001 to September 30, 2002. The price of oil at September 30, 2002 was $30.45/bbl compared to $22.73 at September 30, 2001 and natural gas increased at September 30, 2002 to $5.00/mcf compared to $2.30/mcf at September 30, 2001.

Interest and other income decreased from $48,628 at September 30, 2001 to $17,055 at September 30, 2002. This decrease was attributed to lower interest rates.

Rental income less rental operation expenses showed a profit of $10,576 for the period ended September 30, 2002. Although the building remains 100% occupied, operating costs, including 13 separate repair and maintenance items totaling $4,241, were higher then the second quarter.

Expenses

The company's administrative expenses as at September30, 2002 of $241,719 shows an increase of $36,586 from September 30, 2001figure of $205,133. Accounts receivable increased $20,252 from September 30, 2001 figure of $133,726 to September30, 2002 figure of $153,978. The increase in administration expenses arose from an increase of $15,000 on accounting and administration, increase of $44,000 on consulting and management fees, increase of $7,500 on professional fees, a decrease of $14,000 on general office expenses and a decrease of $15,000 on wages. The increase of $44,000 on consulting and management fees arouse from the management contracts of E. Calvert ($15,000 for the period, and J. Calvert ($9,000 for the period) and the payment of $20,000 in fees to the President of the Company. The decrease of $15,000 in wages was due to no employees being on salary during the period. The increase of $7,500 on professional fees was due to increased legal fees due to changes of officers and directors and management contracts.

Accounts payable decreased by $8,202 from $74,255 at September 30, 2001 to $66,053 at September 30, 2002.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               BERKLEY RESOURCES INC.
                                               (Registrant)




Date: June 27, 2003                            /S/ Matt Wayrynen
     ------------------                        ---------------------------------
                                               Matt Wayrynen, President